UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OVERSEAS SHIPHOLDING GROUP, INC.
(Name of Issuer)

Class A Common Stock (par value $0.01 per share)
(Title of Class of Securities)

69036R 103
(CUSIP Number)

James A. McRobbie CF Partners Capital Management LLP 80 Hammersmith Road, 4th Floor London, United Kingdom W14 8UD +44 20 7348 3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018490102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
CF Partners Capital Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF / OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,152,125

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,152,125

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,152,125

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.34%(1)

14	TYPE OF REPORTING PERSON (See Instructions)
OO, IA

(1)
Calculated based on 85,979,111 shares of Class A common stock, $0.01 par value, of Overseas Shipholding Group, Inc., outstanding as of May 6, 2020, as reported in Overseas Shipholding Group, Inc.’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 11, 2020.

CUSIP No. 018490102	Page 3 of 5 Pages

This Amendment No. 3 (“Amendment No. 3”) relates to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (the “Issuer”), and further amends and supplements the Schedule 13D filed by the Reporting Person on November 20, 2018, as amended by Amendment No. 1 filed on April 12, 2019 and Amendment No. 2 filed on March 13, 2020 (together with this Amendment No. 3, the “Schedule 13D”).  The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1.     SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 302 Knights Run Avenue, Tampa, Florida, 33602.

As of June 1, 2020, the Reporting Person (as defined below) beneficially owned an aggregate of 1,152,125 shares of Common Stock, representing 1.34% of the issued and outstanding shares of Common Stock of the Issuer, as described below.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Person advises the Fund’s account and the Controlled Accounts, which acquired the shares of Common Stock of the Issuer.  The source of funding for such transactions was derived from capital contributed by funds advised by the Reporting Person.  As of June 1, 2020, the Reporting Person no longer advises one of the Controlled Accounts, resulting in a decrease in the number of shares of Common Stock of the Issuer held by the Reporting Person.

Exhibit 99.1, which is incorporated by reference into this Item 3 as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty (60) days by the Reporting Person for the benefit of the Fund and the Controlled Accounts.  Except as set forth in Exhibit 99.1 attached hereto, within the last sixty (60) days, no reportable transactions were effected by the Reporting Person.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

This Amendment amends and restates Item 5(a) and (b) of the Original Schedule 13D in its entirety as set forth below:

(a), (b)     Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 11, 2020, the shares of Common Stock deemed to be indirectly beneficially owned by the Controlled Accounts constitute approximately 1.34% of the issued and outstanding shares of Common Stock of the Issuer.  The Reporting Person, pursuant to its authority as the investment manager of the Fund and the Controlled Accounts, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock of the Issuer held by the Fund and the Controlled Accounts.  The Reporting Person exercises this voting and investment power through its portfolio manager, Mr. Pellumbi, who disclaims beneficial ownership of the shares of Common Stock held by the Fund and the Controlled Accounts.

As of the date hereof, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer covered in this Statement.

CUSIP No. 018490102	Page 4of 5 Pages

ITEM 7.     MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1     Trading Data of the Reporting Person.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: June 1, 2020

CF Partners Capital Management LLP

By:	/s/ James A. McRobbie_____________________
	Name:	James A. McRobbie
	Title:	Chief Compliance Officer

CUSIP No. 018490102	Page 5 of 5 Pages

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Trading Data of the Reporting Person.

Exhibit 99.1

TRADING DATA OF THE REPORTING PERSON
FROM MARCH 10, 2020 TO MAY 28, 2020

Date	Buyer / Seller	Shares of Class A Common Stock Purchased	Shares of Class A Common Stock Sold	Price Per Share
3/10/2020	Controlled Account	23,040		1.95
3/10/2020	Controlled Account	63,360		1.95
3/11/2020	Controlled Account	100,070		2.04
3/11/2020	Controlled Account	36,390		2.04
3/11/2020	Controlled Account	15,000		2.04
3/12/2020	Controlled Account	10,000		1.89
3/12/2020	Controlled Account	84,333		1.89
3/12/2020	Controlled Account	30,667		1.89
3/13/2020	Controlled Account	92,115		2.18
3/13/2020	Controlled Account	33,497		2.18
3/16/2020	Controlled Account		2,258	2.20
3/16/2020	Controlled Account	20,000		1.98
3/16/2020	Controlled Account	55,000		1.98
3/17/2020	Controlled Account	54,560		1.95
3/17/2020	Controlled Account	19,841		1.95
3/18/2020	Controlled Account	30,000		1.83
3/19/2020	Controlled Account	8,000		1.92
3/19/2020	Controlled Account	22,000		1.92
3/20/2020	Controlled Account	8,507		1.92
3/25/2020	Controlled Account		10,000	2.12
3/26/2020	Controlled Account		12,742	2.22
4/9/2020	Controlled Account		18,511	2.21
4/9/2020	Controlled Account		6,732	2.21
4/21/2020	Controlled Account		5,887	2.54
4/21/2020	Controlled Account		16,190	2.54
4/23/2020	Controlled Account		13,519	2.70
4/28/2020	Controlled Account		50,000	2.61
4/29/2020	Controlled Account		75,000	2.66
5/8/2020	Controlled Account		45,000	2.59
5/27/2020	Controlled Account		40,000	2.24
5/27/2020	Controlled Account		5,000	2.19
5/28/2020	Controlled Account		50,000	2.24